Exhibit 9


       OLIMPIA AND SHAREHOLDERS REPRESENTING THE MAJORITY SHAREHOLDING OF
                             BELL VERSIONE ITALIANA

Milan, September 19th, 2001 - In the intent of reaching a quick and satisfactory execution of the agreement ("Agreement") made on July 30th, 2001, between Pirelli, Edizione Holding and Bell (having as an object the promise of sale of N. 1,552,662,120 ordinary Olivetti shares and of N. 68,409,125 Olivetti warrants by Bell to Olimpia, a company as of today owned to an extent of 80% by Pirelli SpA and to an extent of 20% by Edizione Finance International and of which, as is known, Banca Intesa and Unicredito will become shareholders by buying 10% each from Pirelli) on September 19th, 2001 Olimpia and the Shareholders representing the majority of Bell's share capital reached the following agreements:

A on September 27th, 2001, Olimpia will buy from Bell N. 552,000,000 of Olivetti shares, as a part of those object of the Agreement, paying at the same time the agreed unit share price of (euro)4.175, for a total of approximately (euro)2,304 million plus interest as detailed in the Agreement;


B by October 12th, 2001, Olimpia will proceed to buy the remaining N. 1,000,662,120 Olivetti shares and the N. 68,409,125 Olivetti warrants, obviously subject to the attainment of the EU Commission's antitrust authorisations, at the agreed unit price of (euro)4.175 and (euro)1.088 respectively, for a total of approximately (euro)4,252 million plus interest as detailed in the Agreement;


C the majority Shareholders of Bell: Hopa SpA, G.P.P. International SA, Interbanca SpA, Banca Antoniana Popolare Veneta Scarl, G.P. Finanziaria SpA, Monte dei Paschi di Siena SpA and Unipol SpA have undertaken, guaranteeing fulfilment of such undertaking, to ensure that Bell subscribes and pays, at the time of execution of the sale of the tranche of Olivetti shares by Bell to Olimpia under B) above, a bond issued by Olimpia itself for an amount equivalent to the Euro value of Lit. 2,000 bn, the essential terms and conditions of which are as follows:

         - duration 6 years;

         - fixed rate of 1,5% yearly, payable in a single solution at maturity;

         - reimbursement in the form of approximately N. 263 mln Olivetti shares with a ratio of 1 Olivetti share for every bond with a par value of(euro)3,92 each.


The Agreement of July 30th, 2001, with the exception of the above, remains valid in all its points.

Furthermore, in order to favour the best outcome of the operation in this difficult moment for the financial markets, the Group Monte dei Paschi has undertaken to use its best endeavours to supply to Olimpia, at the time of the payment of the tranche of the acquisition price of the Olivetti shares referred to under B), a "non recourse" financing for a capital value of an amount equivalent to the Euro value of Lit. 1'000/1'500 bn, for a time span of six years, at the rate of Euribor +0,50.

The Group Banca Antonveneta, on the other hand, has undertaken to supply to Olimpia, always at the time of the payment of the tranche of the acquisition price of the Olivetti shares referred to under B), a "non recourse" financing for a capital value of an amount equivalent to the Euro value of Lit. 500 bn, for a time span of six years, at the rate of Euribor +0,50.













                                       2